March 11, 2008

Mr. Lawrence D. McGovern
Chief Financial Officer
Heritage Commerce Corp.
150 Almaden Boulevard
San Jose, CA 95113

Re:

> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-23877**

Dear Mr. McGovern:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Reviewing Accountant